December 9, 1999



Mr. Graham Andrews,  President
AbsoluteFuture.com
10900 N.E. 8th Street, Suite 1414
Bellevue, Washington 98004

RE:  AbsoluteFuture.com (the  "Company")

Dear  Graham:

You have requested my opinion regarding issuance of certain shares for consulting services to Commonwealth Partners NY, LLC, subject to a Form S-8 registration statement filed with the Securities and Exchange Commission.

I have reviewed the relevant documents in connection with the offering, including the Consulting Agreement, and such other corporate documents as I deem necessary and appropriate in connection with the transaction. I have also discussed the transaction with management of the Company, and received such assurances from them as I deem necessary under the circumstances.

Based thereon, it is my opinion that the Company may issue 1,000,000 Unrestricted shares of its Common Stock to Commonwealth Partners NY, LLC, a limited liabibility company which is an accredited investor, as that term is defined in 17 CFR 230.501(a), pursuant to the terms of the Consulting Agreement dated November 30, 1999. When issued, the shares shall be fully paid and non-assessable.

The  information  set  forth  herein is effective as of the date of this letter.

If you have any questions regarding this matter, please do not hesitate to contact me.

Very  truly  yours,

/s/ Michael  J.  Morrison,  Esq.

MJM:rsd